EXHIBIT 99.1

Colliers names Poonam Puri to its Board of Directors

New Board member adds expertise in corporate governance, strategy and ESG

TORONTO, Feb. 09, 2022 (GLOBE NEWSWIRE) -- Leading diversified professional services and investment management company Colliers (NASDAQ and TSX: CIGI) announced the appointment of Poonam Puri to its Board of Directors.

Puri is a tenured law professor and former associate dean at Osgoode Hall Law School, a corporate/securities lawyer and affiliated scholar with Davies Ward Phillips & Vineberg LLP, and an experienced corporate director, with expertise in corporate governance, strategy, and ESG.

Puri has a unique mix of skills and strong relationships with industry executives, government, and a broad range of stakeholders, acquired through her many business, regulatory, academic, and public policy leadership roles, including as a former Ontario Securities Commission commissioner. Furthermore, she brings a wealth of board experience spanning industries such as real estate, fintech, and infrastructure.

“We are so pleased to have Poonam join our Board. She is a transformational leader whose unique insights and experience will deepen our Board’s capabilities,” said Jay Hennick, Global Chairman & CEO. “The intersection of her public and private sector experiences creates a powerful combination of expertise that is extremely valuable to Colliers, our clients, and our investors.”

Last year, Puri received the David Walter Mundell Medal, the Royal Society of Canada’s Yvan Allaire Medal for excellence in governance of public and private institutions, and the Law Society Medal. In 2015 and 2017, Puri was recognized as one of the Top 25 Most Influential Lawyers in Canada. She has received her Master of Laws from Harvard Law School and Bachelor of Laws from the University of Toronto.

“Colliers is at the forefront of delivering innovative and enterprising solutions to clients and investors around the world and has a very impressive track record of performance over many years. I look forward to working with this extraordinary organization, experienced leadership, and the highest caliber professionals in the years to come,” said Puri.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 65 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 26 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.6 billion ($4.0 billion including affiliates) and $46 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

MEDIA CONTACT:

Andrea Cheung
Global Manager, Communications
Andrea.Cheung@colliers.com
(416) 324-6402